

July 31, 2014

<u>Via E-mail</u>
David Teitel
Chief Financial Officer
Alere Inc.
51 Sawyer Road
Suite 200
Waltham, MA 02453

> **Re: Alere Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-16789**

Dear Mr. Teitel:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies
(M) Revenue Recognition

Sales Incentive Arrangements, page F-16

1. On page 66 of your MD&A you state in your discussion of Sales Returns and Other Allowances, that "From time to time, we also enter into sales incentive arrangements with our retail customers, which generally reduce the sale prices of our products. As a result, we must establish allowances for potential future product returns and claims resulting from our sales incentive arrangements against product revenue recognized in any reporting period." Please provide us:

- A description of the key components of the sales incentive arrangements.
- The basis for your accounting for them and reference for us the authoritative literature you relied upon to support your accounting.

Services Revenue, page F-17

2. You disclose that "Some contracts provide that a portion of our fees are at risk if our customers do not achieve certain financial cost savings or we do not achieve certain other clinical and operational metrics, over a period of time, typically one year." Please provide us an analysis that more fully describes the nature of the financial cost savings and other clinical and operational metrics, and that supports your accounting for the at risk fees. Reference for us the authoritative literature you relied upon. In your response, please ensure you address how you have met the criteria that the fee be fixed or determinable.

Note 4 – Business Combinations, page F-23

3. Regarding your 2013 acquisitions, please tell us:
   - How your "purchase price" complies with the accounting and disclosure requirements for "consideration transferred" in ASC 805-30-30-7 and 805-30-50-1.b.; and
   - How your accounting and disclosure for "settlement of pre-existing arrangements" complies with ASC 805-10-25-20 and 805-10-50-2.e.

Note 25 – Guarantor Financial Information, page F-73

4. You state that "Our 7.25% senior notes due 2018, our 8.625% senior subordinated notes due 2018, and our 6.5% senior subordinated notes due 2020 are guaranteed by certain of our consolidated wholly owned subsidiaries, or the Guarantor Subsidiaries." Please confirm to us, if true, that the Guarantor Subsidiaries are 100% owned as required by Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact James Peklenk, Staff Accountant, at (202) 551-3661 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant